PHL Variable Insurance Company
One American Row
Hartford, CT 06102

December 15, 2010

Min S. Oh, Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

VIA EDGAR

RE:	PHL Variable Insurance Company:
Phoenix Guaranteed Income Edge (J.P. Turner & Company Capital Management, LLC (“JPTCM”))
Initial Registration Statement on Form S-1
File No. 333-168963

Dear Mr. Oh:

Below please find our responses to the staff’s follow-up oral comments received on November 18, 2010 regarding the captioned Initial Registration Statement. The changes described below are reflected in the draft prospectus filed here and also within Pre-effective Amendment No. 1 to the Registration Statement. In addition, we have updated the disclosure contained in the section of the prospectus entitled “Distribution Arrangements” to describe certain expenses the registrant and principal underwriter may incur in connection with providing training and education related to the security offered by the prospectus. Finally, we have made certain nonmaterial improvements to disclosure to correct typographical errors and achieve consistency, both within the subject prospectus and as compared to the prospectuses contained in related registration statements on Form S-1 for the registrant’s Phoenix Guaranteed Income Edge (Portfolio Design Advisors (“PDA”), registration statement on Form S-1 (File No. 333-164778); The Institute for Wealth Management, LLC (“The Institute”), registration statement on Form S-1 (File No. 333-168357); and Eqis Capital Management, Inc. (“Eqis”), registration statement on Form S-1 (File No. 333-164872)).

Min S. Oh

Securities and Exchange Commission

1.	The first three sentences of the last bullet point of the subsection entitled “2.Lifetime Income Payments” on page 12 do not appear in the corresponding bullet point in the prospectus contained in the related registration statement for PDA.

RESPONSE: We have revised the disclosure in the PDA prospectus for consistency.

2.	The text boxes around the examples in the subsection entitled “4.Annual Income Edge Fee” (beginning on page 25) are missing.

RESPONSE: The text box grid lines do appear in the EDGAR document as filed and will appear in the pdf web ready, typeset and print copies of the prospectus.

3.	The relevant financial statements and applicable consents to be filed by pre-effective amendment are subject to further review.

RESPONSE: We hereby confirm that we have filed the relevant financial statements and applicable consents in Pre-effective Amendment No. 1 to the Registration Statement on Form S-1.

4.	Confirm or revise the reference to “Certificate Anniversary” at the end of page 47.

RESPONSE: We have reviewed the pertinent references on page 47 and the corresponding disclosure in the “Table of Cross References” on page 48 and have revised to use the term “Certificate Anniversary Date” consistently.

5.	In response to written comment number 14, dated October 25, 2010 to the Initial Registration Statement, the registrant stated, “PHL Variable intends to file a new principal underwriter agreement by pre-effective amendment to the registration statement.” This response is subject to further review.

RESPONSE: We hereby confirm that we have incorporated by reference to the subject agreement, filed as Exhibit 1 to Pre-effective Amendment No. 1 on Form S-1 (file no. 333-168357), filed via EDGAR on November 1, 2010.

6.

In response to written comment number 16, dated October 25, 2010 to the Initial Registration Statement, the registrant stated, “PHL Variable intends to file any financial statements, exhibits, and any other required disclosure not included in this registration statement by pre-effective amendment to the registration statement, which

Min S. Oh

Securities and Exchange Commission

pre-effective amendment PHL Variable intends to file immediately following the release of our next quarterly report to the SEC on Form 10-Q.” This response is subject to further review.

RESPONSE: We hereby confirm that all noted material was filed in Pre-effective Amendment No. 1 to the Registration Statement on Form S-1.

7.	In response to staff written comment number 17, dated October 25, 2010 to the Initial Registration Statement (required representations), the registrant stated, “PHL Variable intends to provide all required representations at the time registrant requests acceleration of the effective date of the registration statement.” This response is subject to further review.

RESPONSE: We hereby confirm that the required representations were provided along with Pre-effective Amendment No. 1 to the Registration Statement on Form S-1.

In addition to the revisions noted above, we have revised the disclosure in the penultimate paragraph of the introductory section of the “Summary” on page 5 of the prospectus and in the section entitled “4. Additional fees Related to your Strategic Allocation Program and the Funds Held in your Account” beginning on page 9 of the prospectus to explain the difference between Withdrawals taken prior to the Retirement Income Date, which will always be considered “Excess Withdrawals,” and Withdrawals taken on and after the Retirement Income Date. We have also added disclosure explaining that the fees deducted from the Account above the specified percentage will be Withdrawals that can negatively affect the Income Edge or cause it to terminate. Additionally, we have revised the last sentence of the carry over paragraph at the top of page 10 to clarify that the Financial Advisor Fee would be deducted in the absence of the program and the Guaranteed Income Edge while the Financial Advisor provides advice regarding the Account. We note that these revisions are intended to achieve consistency among the several related registration statements and respond to staff comments provided orally on November 16, 2010 specifically regarding The Institute.

Please feel free to contact me at 860.403.6486 with any questions regarding this filing.

Sincerely,

/s/Mary K. Johnson

Mary K. Johnson

Counsel

Phoenix Life Insurance Company